Jardines

MANDARIN ORIENTAL INTERNATIONAL LIMITED
Securities and Exchange Commission File No.82-2955

Jardine Matheson Limited
48th Floor Jardine House
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

Group Secretariat

04045708

6th October 2004

Securities and Exchange Commission
Office of the International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
USA

SUPPL

Dear Sirs

Mandarin Oriental International Limited ("MOIL")

We attach for your information a copy of a notification dated 6th October 2004 in respect of MOIL which was lodged with the UK Listing Authority today.

Yours faithfully
JARDINE MATHESON LIMITED

Neil M McNamara
Group Corporate Secretary

encl.

dlw 10/25

S:\Win\Option\MOIL\Grant\2004-09.doc

Regulatory Announcement

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Company	Mandarin Oriental International Ld
TIDM	MDO
Headline	Issue of Equity
Released	10:18 06-Oct-04
Number	7704D

MANDARIN ORIENTAL INTERNATIONAL LIMITED

ISSUE OF EQUITY

On 6th October 2004, Mandarin Oriental International Limited has allotted 150,000 new ordinary shares at a price of US$0.6170 per share pursuant to the Share Option Plan (1995) of the 1995 Employee Share Incentive Scheme.

The shares will be registered in the name of the Scheme Trustee, Mandarin Oriental Trustees Limited.

Neil M McNamara, Jardine Matheson Limited

For and on behalf of Mandarin Oriental International Limited

6th October 2004

www.mandarinoriental.com

END

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